October 19, 2023

Ms. Marion Graham

Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Nexscient, Inc.
Registration Statement on Form S-1 Filed September 15, 2023 File No. 333-274532

Dear Ms. Graham:

Reference is made to the Staff’s comment letter dated October 10, 2023 (the “Staff’s Letter”) to Nexscient, Inc. (the “registrant” or “Company”). The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on September 15, 2023.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant. These comments have been made in response to the Staff’s comments.

Registration Statement on Form S-1 filed September 15, 2023 Cover Page

1.	Please disclose that there can be no assurance that you will be able to sell any of the shares being offered.

Response:	We have made the following disclosure on the Cover Page regarding the sale of shares.

This Offering is being conducted on a “best efforts/no minimum” basis, meaning that no aggregate minimum Offering amount is required to be raised by us in this Offering and accordingly, no assurance can be given that any shares being offered in this Offering will be sold.

Corporate History and General Information about the Company, page 6

2.	Please disclose that you have not generated any revenue to date and that you have not yet developed your software platform.

Response:	We have made the following revision regarding no revenues and software platform.

The Company has not yet developed its software platform and generated no revenues to date. Most of management’s time, and the Company’s limited resources have been spent on research and development of the Company’s condition monitoring and predictive analytics platform and developing its business strategy.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

Prospectus Summary, page 6

3.

You claim that your software does not rely on large historical data sets, yet in the following sentence, you claim that your advanced machine learning/AI algorithms combine streaming data with historical information. Please reconcile.

Response:	We have made the following revision regarding AI and historical data sets.

Nexscient Cloud software intends to use rule-based logic, which incorporates anomaly detection and domain-level expertise to analyze the data and deliver immediate actionable insights and corrective recommendations without the reliance upon a large historical data set. Our initial deployment of the system will rely primarily on rule-based anomaly detection. Critical information about the machine’s health and performance are processed and analyzed in real-time. Advance-warning alerts of impending issues are generated and transmitted to select maintenance personnel with recommended corrective procedures delivered as work orders.

Contemporaneously, the data collected from each Nexscient Node will be processed and stored in our data lake so that over time we will have aggregated sufficient amounts of data to be able to train machine learning algorithms to build predictive models that can be used in the future releases as an enhancement to our service offering. Future enhancements to the Nexscient system will leverage our machine learning/AI models to perform long-term assessments, such as root cause analysis and estimate remaining useful life.

Risk Factors, page 10

4.

Please add a risk factor disclosing any potential conflicts of interest that may arise from the outside business activities of your chief executive officer and your chief operating officer. Also, specify the amount of time they will devote to your business activities and the nature of any material conflicts of interest that may exist as a result of them working for your company on a part-time basis.

Response:

 On Page 46, Employees, we made a revision consistent with disclosures regarding our employees, all of which are full-time, made throughout the document. However, due to their affiliation with other businesses, we added a risk factor on Page 14, Risk Factors, addressing any potential conflicts of interest in their determination of how to devote their time that may arise from any outside business activities of officers and directors.

Some of our officers and directors presently have additional interest or affiliation to other businesses, and accordingly, may have conflicts of interest in their determination as to how much time to devote to our affairs.

Some of our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to conduct our business.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

To date, we have not generated revenues from operations. . ., page 14

5.	Please disclose in this risk factor that there is no minimum amount of shares you must sell for this offering to proceed.

Response:	We have made the following revision to include a risk factor regarding no minimum amount for the Offering to proceed, by adding the following sentence to the risk factor disclosure paragraph:

“This Offering is being conducted on a “best efforts/no minimum” basis, meaning that no aggregate minimum offering amount is required to be raised by us in this Offering in order for the Offering to proceed.”

Products & Services, page 35

6.

Please tell us the estimated cost to the company of development and production of the Nexscient Nodes, including the number of sensors the company plans to produce within the next twelve months. Disclose whether these estimated costs exceed the anticipated amount of proceeds. State, if true, that if you raise only a nominal amount of proceeds, then you may be unable to implement your business plan, including production of the Nexscient Nodes, and may have to suspend or cease operations, in which case investors may lose their entire investment.

Response:

In light of a recent development of identifying a manufacturer of compatible nodes, we have opted to defer the manufacture of our own nodes and use nodes purchased from a supplier. We have made the following disclosure:

Purchase of Nodes

Management is in advanced discussions with a developer of nodes specifically designed for condition-based monitoring that substantially meet our technical requirements (the “Generic Nodes”). Management believes that by initially purchasing and integrating Generic Nodes, the cost and risk associated with the design and manufacture its own nodes will be significantly reduced allowing it to focus its resources on the development of the software required for its SaaS platform. While we're in the process of discussing a potential partnership with a Generic Nodes supplier, we have yet to finalize any purchase or enter into a binding agreement.

Management's Discussion and Analysis Liquidity and Capital Resources, page 49

7.

Please explain how you determined that your minimum estimated expenses over the next 12 months will be approximately $360,000 given the anticipated monthly burn rate of $46,500 as disclosed on page 49. Also, revise your discussion of the estimated timeline for your proposed milestones to include an estimate of the cost or range of costs to complete each milestone. In addition, explain how achievement of such milestones may be impacted based on the number of shares sold in this Offering.

Response:

The minimum estimated expenses over the next 12 months that we presented was net of the cash on hand. However, in light of recent developments, we have made corrective revisions to reflect an updated estimate of expenses over the next twelve months ($738,000 - $960,000), and updated the anticipated monthly burn rate to $61,500. In addition, we have revised the estimated timeline to include a range of costs associated with the respective tasks. We also added the below sentence to address impact to the milestones in the case the maximum amount is not raised in the Offering.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

If we are unable to raise the maximum amount in this Offering, we will have to scale back our development and operational efforts, which may curtail the achievement of the proposed milestones, commensurate with the amount raised.

Cash Requirements, page 53

8.

Please explain further your statement that current cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of the maximum amount of shares being offered hereunder will be sufficient to meet your anticipated cash needs for the next 48 months considering you estimate maximum expenses of approximately $3.0 million in the next 12 months. Revise your disclosures as necessary, and ensure you address how scaled operations and/or cash flows from operations may impact your ability to meet future cash requirements.

Response:

We have made appropriate revisions to clarify the maximum amount of $3 million raised is estimated to meet anticipated cash needs over the next 48 months. We have also made the revisions to reflect the updated estimate of minimum and maximum expenses over the next twelve months, as presented below:

Description	Target completion date or period	Estimated maximum expenses	Estimated minimum expenses
General, administrative and marketing	12 months	$435,000	$361,000
Working capital	12 months	$150,000	$132,000
Project development costs	12 months	$220,000	$145,000
General legal, accounting and consultants	12 months	$155,000	$100,000
TOTAL	12 months	$960,000	$738,000

Executive Compensation, page 58

9.	Please include the stock award received by Michael Portera in the summary compensation table.

Response:	We have made the revision to include the stock award issued to Michael Portera in the summary compensation table.

Certain Relationships and Related Transactions, page 60

10.

We note that you have entered into several transactions with related parties including the consulting agreement with MJP Consulting, LLC. Please file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

Response:	We are including as exhibits to the amendment the following agreements:

·	Bookkeeping Services Agreement with David Tannous, dated March 23, 2023
·	Board Member Consulting Agreement with Eric Manlunas, dated May 17, 2023
·	Consulting Agreement with MJP Consulting, LLC, dated June 1, 2023

In addition, on October 2, 2023, we entered into a Software Development Agreement with CORSAC Technologies Corporation, a non-related party, for the software development of our SAAS platform, agreement thereto is attached as an exhibit.

Recent Sales of Unregistered Securities, page 72

11.

You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for these transactions.

Response:

The Company did file a Form D with the Commission on May 9, 2023 with respect to our equity raise of up to $1,000,000. As set forth in the section titled “Recent Sales of Unregistered Securities”, page 72-73, we provided a detailed discussion that shares of common stock referenced in this section were issued pursuant to and in accordance with Regulation D Rule 506 and Section 4(a)(2) of the Securities Act.

General

12.

You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response:

We respectfully disagree with the Commission’s assessment that we are a “shell company”. Accordingly, we offer the following detailed analysis as to why we strongly believe that we do not meet the definition of a “shell company” as that term in intended to be applied to companies similarly situated to ours. At the heart of the matter is SEC, Release No. 33-8869 (the “Release”), which defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

Thus, in order to be considered a shell, a company must have “no or nominal operations” and one of the other qualifications listed in part 2, such as “no or nominal assets.” The Securities and Exchange Commission has made itself clear within footnote 172 of Release No. 33-8869 “indicating that Rule 144 (i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with limited operating history, in the definition of a reporting or non-reporting shell company” because the Company does not meet the conditions of having “no or nominal operations.”

In the Release the SEC, in an effort to ensure that the definition of a “shell company” would not capture virtually every company during its start-up phase addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

To this end, since inception management has been actively formulating and executing the Company’s business plan, including incorporating the company, crafting its corporate strategy, conducting market research, developing its brand, and marketing strategy, and various other tasks relating to the launch of an operating business. But, the bulk of the Company’s corporate activity has been directly related to working on the design of the Company’s contemplated SaaS platform. As we have not yet fully developed our intended platform, to the lay person, it may seem like the Company has not been advancing its business and operational model, but this could not be further from the truth. Our team of seasoned entrepreneurs and engineers, with relevant backgrounds and experience in engineering, finance, and wireless communications, have been working towards developing and commercializing our intended monitoring solution. With such development intended to exploit the benefits of vibration analysis coupled with Industrial Internet of Things (IIOT), wireless mesh communications, Machine/Learning/Artificial Intelligence (AI), and Cloud computing to address unmet needs of predictive equipment maintenance. The mapping, development, and eventual execution of development of platform are all time consuming, but necessary steps in the development of our Company.

Based on the foregoing analysis, and in consideration of the totality of the circumstances relating the Company, we believe the Company is a development stage company pursuing an actual business as fully set forth in the Company’s Form S-1, and further believe that the Company clearly has more than nominal operations, and as such it cannot be considered a shell company as defined in the Release.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

13.

Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise the Risk Factors, Description of Business, and Management's Discussion and Analysis sections to clarify the status of your Nexscient Nodes and corresponding platforms. In this regard, we note your statements on page 32 that regarding the operational and financial benefits that can be realized from using the Nexscient System and that Nexscient delivers multiple intangible benefits. To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management’s discussion and analysis, as applicable.

Response:

We have recently identified a technology partner who we are in negotiations with to enter a binding agreement, who will be able to provide us with the nodes, that will initially be used as our Nexscient Nodes. Accordingly, we have made the appropriate revisions throughout the document, namely in sections Risk Factors, Description of Business, and Management’s Discussion and Analysis.

14.

Your disclosure identifies Industrial Internet-of-Things, Artificial Intelligence, and Cloud- computing technologies throughout. Please provide a brief explanation of how the company intends to utilize each within their services.

Response:

We have made the revisions to include additional descriptive disclosures, namely in the Prospectus Summary, under Background, and Description of Business section, under Products & Services, as follows:

Industrial Internet of Things (IIoT)

The Internet of Things (IoT) refers to the network of physical objects or "things" embedded with sensors, software, and other technologies, interconnected through various communication protocols, networks, and cloud-based platforms. These interconnected objects collect and exchange data, enabling them to interact with the external environment or other systems in an intelligent manner. The Industrial Internet of Things (IIoT) is a transformative manufacturing strategy that integrates advanced digital technologies into the industrial sector to enhance operational efficiencies, improve performance, and create new revenue models. IIoT is an extension of the Internet of Things (IoT) paradigm, specifically tailored to industrial contexts, encompassing sectors including manufacturing, energy, oil and gas, and transportation.

Artificial Intelligence (AI) & Machine Learning (ML)

Artificial Intelligence (AI) is a branch of computer science focused on creating systems capable of performing tasks that would typically require human intelligence. These tasks include, but are not limited to, problem-solving, understanding natural language, perception (such as vision or speech recognition), and decision-making. AI systems are designed to mimic or simulate human cognitive functions, and they can operate either based on predefined rules (via algorithms) or by learning from data. Machine Learning is a subset of AI that provides systems the ability to learn and improve from experience without being explicitly programmed. In essence, ML focuses on the development of algorithms that can process vast amounts of data, derive patterns from this data, and then make decisions or predictions based on it.

Ms. Marion Graham

Securities and Exchange Commission

October 19, 2023

Cloud Computing

Cloud computing is a technology paradigm that provides scalable, on-demand computing resources, delivered as a service over the internet. Instead of owning and maintaining physical data centers and servers, businesses can rent access to anything from applications to storage from a cloud service provider. This offers flexibility, cost-effectiveness, and the ability to scale services according to the need of the user. In the case of Nexscient, we intend to leverage cloud computing to offer Software as a Service (SaaS) to deliver our software solution over the Internet on a subscription basis, which will be hosted and maintained “in the cloud,” thus eliminating the need for users to install or maintain the software locally.

Sincerely,

/s/ Fred E. Tannous

President & CEO

Cc:	Jeff Kauten, Securities and Exchange Commission
Kathleen Collins, Securities and Exchange Commission Megan Akst, Securities and Exchange Commission Jessica Lockett, Esq.